Mail Stop 4561

March 30, 2009

Mr. Daniel R. Bartholomew
Chief Financial Officer
Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, New Mexico 87544

      RE: Trinity Capital Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 16, 2009
              File No. 0-50266

Dear Mr. Bartholomew:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Trinity Capital Corporation
Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements
Report of Independent Accountants, page 58

1.   Please revise to properly evidence the signature(s) of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements. Please refer to Rule 302 of Regulation S-T.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin Vaughn
Accounting Branch Chief